Filed by Willis Group Holdings Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Hilb Rogal & Hobbs Company

Subject Company’s Commission File No.: 000-15981

On June 30, 2008, a video recording of a presentation was made available to Willis and HRH associates. The following is a transcript of this presentation:

Willis and HRH Associate Roadshow Highlights

[Music]

M. Vaughn:	It’s a…it’s a…an honor and a compliment to our company that Willis was so interested and, uh, and made an offer for the company. And of course my job is to take that to the board and that’s why we’re…and we’re here today.

In the beginning, I didn’t understand how magnificent the fit, uh, is between these two companies. I knew…I knew a lot, uh, I thought I knew a lot about Willis, but what I didn’t know was that, uh, that HRH and Willis are about the same size in the U.S. I didn’t realize how complimentary our…our geographic fit was. I didn’t realize until we got into it how…how our cultures fit. And…and…and, uh, really how much alike, uh, these two companies are in the United States. So, this…this morning, um, you’re going to hear all about it. You’re going to hear about the deal. You’re going to hear all about Willis. You’re going to hear about how the two companies are going to go together. It’s exciting. Uh, when you see it, it will make all the sense in the world to you. It makes all the sense to the world…all the sense in the world to me. And, uh, I am really excited about it and…and I’m excited about, uh, our new partners. Uh, we’ve been on the road show this week and they have been tremendous. All the Willis folks that I’ve met have been tremendous and…and welcoming us. And so now, uh, we want to welcome Joe and Don and I’m going to turn the floor over to Joe for the presentation.

[Applause]

J. Plumeri:	Thanks a lot, Mel. Mel’s a great guy, but the reason I did this deal, he’s the only person in the world I’m taller than.

[Laughter]

This is it.

Mel:	This is true.

[Laughter]

Joe:	Two billion to feel good. This is it.

[Laughter]

When I first got to London—you know, Willis is a British company—and, uh, I’m the first non-British chairman, uh, at Willis, two hundred years. So, when I showed up, it…it was, uh, you know, Fonzie showed up…

[Laughter]

…[Laughs] to run Willis.

Just to give you a little background, um—and I really appreciate everybody being here. We’re really excited about this. Um, just a little background. I, um, I haven’t always been in this business, unlike a lot of you, this is only seven and a half years that I’ve been in the insurance brokerage business. Before that, I ran a bank up the street called Citibank. Um, and before that, I ran a securities brokerage firm called Smith Barney. And, uh, uh, I’m a little old. So, uh, I’ve been around a lot.

Um, I…I will tell you—it’s a funny story—of how all this…how all this happened. I left Citi Group at the end of, uh, 2000…at the end of ‘99, ‘cause I thought it was a good break in the Millennium and I’d been there 32 years and I’d kind of done everything. And I wanted to find my own thing to do. And, um, I was in Paris on a vacation and I ran into Henry Kravis. KKR had bought, uh, Willis in 1998. KKR is a leverage buyout firm, put a lot on the company and bought it for $3.00…$3.00 a share. And, uh, I ran into Henry Kravis on the street of Paris and—who runs KKR; famous guy. And he said, what are you doing?

I said, um, I’m looking for my next adventure. He said, uh, I got a great idea. I just bought this company in London. It’s an insurance broker. You’d really be good at it. I said, no-no-no-no. I said, no, no. London, not me. Uh, little bit of conflict here personality-wise, not going to work. And I said, insurance, uh, I don’t think I want to do it. He said, no. It’d be great. It would be terrific. Why…why don’t you want to do that?

So, I, uh, um, I didn’t think anything of it. A couple of weeks go by, he calls me. He says, you really ought to go to London and…and see the place. And see the guy that we’re replacing and just talk to him and everything. So, I…I…I said, okay, I’ll do it, ‘cause, you know, I figure maybe I’ll make him happy. I need a job and he owns a lot of companies. So, you know, you gotta be nice.

[Light laugher]

That was, um, that was, uh…October, it’ll be eight years ago. That, by the way, is a true story. And, uh, we’ve done okay in the meantime. If you took all the events of the last eight years, um, you probably had more happen to this business in the last eight years than probably the 200 years that preceded it. Um, you know, when you think in terms of, uh, uh, the World Trade Center, which we were the broker, uh, on, which was pretty heady times for me. I mean, you talk about a…a lesson in the insurance industry really fast. Uh, I got…I got an education very quickly. Uh, and then of course, uh, my friend, Eliot Spitzer.

I’m writing a book, by the way.

[Laughter]

It’s coming out, um, December. Eliot and me it’s called.

And we got through all of that, then hard markets and soft markets and…the world has changed.

Um, um, but it’s really a pleasure. Uh, more than a pleasure. I mean, that sounds like a—everybody says it’s a pleasure. It’s an honor. This is really cool. Um, uh, the world has changed a lot. It’s not the same, uh, world that all of you, um, entered this business in. And what’s important in companies is that you stay contemporaneous with the world has become, um, especially in our business, which I think is the most fantastic business I’ve been in.

And I say that to audiences, ‘cause I think that this industry lacks self-esteem. Um, for some reason, I don’t think we have the esteem that we should have in a business and an industry where nothing can happen without us. Um, things can’t fly without us, nothing moves without us, nothing is built without us, companies can’t be governed without us. Nothing happens without us, but yet the self-esteem that this industry should have is lacking, uh, in my opinion. And I have been one of the biggest, uh, loudmouths and proponents of how good this industry is, uh, because for some reason over the years, ‘cause insurance is linked with something bad, the esteem part has been lacking. I think we don’t get paid enough for what we do. Um, I think that we over time have allowed clients to not understand, uh, the value that we bring, um, because for some reason we don’t….we…when transparency came about, people said to me, jeez, Joe, we got to tell people what we make. And I said, this is a great opportunity also to tell them what you do, uh, which we’ve never done before.

And I think that, with this combination, what we’re doing is staying contemporaneous with the way the world’s become. The way the world has become is different than it was when I grew up. There were no terrorists when I grew up, ‘cept my brother.

[Laughter]

There…there…the weather was different than it is now. Um, technology is different than it is now. Supply chain management is different than the way it is now. Everything we wear, I guaranty you something on us is from China or someplace else. It’s different. And if you have a company that’s not consistent with the way the world’s become, you’re going to lose. I’ll show you a slide with companies that aren’t around anymore, because they were afraid to adjust, they were afraid to change, they were afraid to become what the world is.

And that’s what this is all about, is the world is about today—you tell me if I’m wrong—clients want more value. They want greater services and they want to pay less. Did I get that right?

[Audience murmurs]

Give me a break!

[Laughter]

But that’s what they want. So, we gotta create a company that will endure, that offers more and has the efficiencies to be able to charge what we should, because the value that we give permits us to and makes it necessary to. But you gotta be great at what you do to do that. And I think that’s what this combination is about. It’s about our ability to be able to grow and to offer the value that is necessary in today’s environment to be able to win. And at a time when I think a lot of our competitors are trying to figure out where they’re going. So, it’s a great opportunity for us. And that’s why this excites me. And this is the reason I’m…I’m honored to be here and that you gave me the opportunity to…to talk about this.

I got, um…I brought 160 slides with m

[Laughter]

For those who know me by reputation, it’s true. I do talk for a long time. But it’s cool. You know, take your jackets off. Relax. Actually, it’s hot in here, isn’t it? You don’t mind do you?

[Light laugher]

This is the rationale for the, um, for the deal. Um, I just wanted to go to…quickly. I mean, when you look at combinations—and Mel and I talked. Let’ s get something straight. Um, Willis not perfect; we are far from perfect. We’ve done pretty well, um, well enough to be able to borrow $2 billion at a time when it’s not so easy to borrow…I don’t know if you’ve been reading the papers.

[Light Laughter]

It’s not so easy to borrow $2 billion these days. It was hard. And it was also hard to borrow $2 billion and not have your credit rating go below investment grade. So that…that’s cool.

But, um, we actually did this ‘cause when we looked at our footprint in North America, um, we found that we weren’t really strong in a lot of places where you’ve got to be strong. Um, the other thing I looked at is that 70% currently of Willis’ business comes from outside the United States. Thirty percent comes from inside the United States.

Uh, I thought that that imbalance would not be a good thing, as we’ve tried to grow over the years. It’s just not good. I wanted to be able to see if we could fix, you know, the imbalance. And you’ll see that this transaction fixes the imbalance, the 45, you know, 55. And I thought that that 45 could become a greater impact in terms of the company on a combined basis, ‘cause we’ve got all these resources outside the United States, uh, that are just, you know, fabulous. Uh, you’ll be able to place business in Bermuda. We’ve got probably the largest, uh, operation, you know, in Bermuda. The same thing in London. The same thing in Singapore. You’ve got access to markets all over the world, because that’s what the business is about, is trying to find the best possible place, the best possible deal for clients. So, the complimentary footprints, Don’s going to talk to you about that. But that was a…that was a big deal.

Employee benefits, uh, is, uh, I’m a bit of an employee benefit, uh, uh, freak in the sense that I believe, if you can grow your employee benefits business, it represents a terrific hedge against the vagaries of the P&C markets. Um, and that’s the reason why I…I wanted to grow that business. We have a three-year plan that I’m going to show you. This fits really nicely into that.

But it’s all about trying to provide the most value we possibly can. The whole idea is this, is that, if…if you do well already—and you do—the whole point is, if you’ve got more stuff, you’ll do better. If you’ve got more access, you’ll do better. That’s what this is about.

Uh, when I first got to Willis, I said to clients, uh, what is it you’re…you want. Tell me what you want, ‘cause I don’t know anything about the business, so tell me what I’m supposed to do. And they said to me, we’d like to do business with somebody locally. Locally is where we’d like to do business. But we like the person locally to have a lot of stuff. So, it’s the best of both worlds, right? So, you got somebody locally, but they got a lot of things to offer you, so that they feel that they can be enhanced by virtue of what we give. So, that’s the trick.

So, locally is why the geographic presence made sense. To look to see where we’re not or where we’re not a lot of, uh, where that made sense. Um, the employee benefits makes sense, because it’s…it’s a great hedge, but it’s also, I think, a wonderful compliment to all the relationships that we have in a P&C business. You’ll see that it adds a lot of breadth to other key practices. When I put the slide up there for all the practices, there isn’t anything that we do not do on a combined basis very well, I mean, extremely well. And that’s, you know, the whole point.

The middle market leadership and then a reinforced large account presence, I…I always want to be—and you’ve got a lot of large accounts that are represented in this room—this is…this is important, very important to grow the business on a global scale, because, uh, a lot of the large accounts have supply chains that need to be serviced in other parts of the world, because that’s the way it is. Even middle market clients have, um, have people that need to be serviced because they’re suppliers in other parts of the world.

But what we learned here is that this will be about 20%, 30% maybe of our business, ‘cause there’s only 500 Fortune 500 companies. Mathematics tells you that there’s more…less large companies than there are companies in the middle. However you define them, whether it’s 100,000 of revenue or more or 300,000 of revenue or more, the fact of the matter is that you’ve gotta be strong up the middle.

Really what’s important, aside from the numbers, is the fact that, um, you’ve gotta have people who share the same, uh, passion, uh, share the same, uh,

way of thinking about things. Obviously, we’re both passionate about client service. For any of you who’ve ever read anything that I’ve ever said, I think it’s appalling that it takes so long to get a claim paid in this industry. It’s ridiculous. When the reason people buy insurance is, god forbid, something bad happens, you should get paid. And the hardest thing in the world is to get paid. It’s insane.

Um, I think a company should be born out of three things, uh, client advocacy, which is fighting for your clients, giving them advice, having all the tools to make them…allow them to make decisions, because you’ve got the resources. That’s number one. Two, they should be able to get a policy so they know what the hell they bought. And three, they should get a claim paid, because that’s what it’s all about. And if you build a company around those three things, we can be really, really successful.

It’s like an airline. What’s important in an airline? It’s not the peanuts. It’s getting there on time safely with your underwear.

[Laugher]

In this business…in this…and if you run an airline that way, it’s a good airline. And if you run an insurance broker with advocacy, policy deliverance and claims paying, you’re going to be pretty good. And you’re going to be way ahead of the other people. So, that…that passion is the same.

We talk about local. We use the word “global.” And the reason we use that word is because it’s global resources delivered locally. What a better combination… What’s important about that is you can have all the resources and you can be in 141 countries and all that stuff, like we are. But, if people aren’t working together and if they’re not working as a team and people aren’t helping each other, then it doesn’t…doesn’t work.

And so one of the things that we’ve really concentrated on is to make sure people really work together, rather than calling somebody in another country and say I need help with an account and the person on the other end says, before I help you, what’s in it for me? I’m going to go berserk when I hear that. Uh, they know I’ll go berserk when I hear that, ‘cause that’s a company that’s full of fiefdoms, that’s a company that’s full of silos and it’s a company that’s never going to work, because people are in it for themselves, rather than ultimately what’s impossible…what’s possible and what’s important is to be in it for the client.

Performance-driven culture. We both share that. And obviously, as you see, I can’t be in business with anybody that doesn’t have energy or enthusiasm!

[Laughter]

I think we’ve all got the same plumbing. What I mean by that is, whether I’ve been in Germany, Japan, Finland, Brazil—it doesn’t matter where I go—nobody has ever told me they hate my enthusiasm. Nobody has ever said to me, tone down your positive attitude. They’ve never said to me, stop patting me on the back; I hate it. Stop telling me I’m doing a good job. Everybody likes that. If you build an organization where people get a call—I do this all the time. I write notes to people and say to them, yeah, I just heard you did a great thing. Good job. Nobody’s ever said to me, I hate when you do that.

[Light laugher]

You’ve got to have a company that’s personable and familial. Even though it’s big, it doesn’t have to be run big. The trick is to have all the fire power of a big company, but run it like there’s human beings in it, for crying out loud. And understand what motivates human beings. And I have to tell you—this is not a political comment—but there’s more that is the same about people around the world than there is different. You’d be surprised. And that’s what I think a Willis HRH combination is all about.

This is an overview, uh, of Willis. I’ll do this quickly. Um, uh, founded in 1828. It’s the world’s, uh, oldest insurance broker, all that kind of stuff. I wasn’t there then.

[Laughter]

We got offices everyplace. I mean, everyplace that there are humans and there is money and something should be insured, risk should be, uh, mitigated, we’re there.

[Sounds like: Gras Avoir] is the company…we have about 16,000 associates, including Gras Avoir. After this transaction, it will be 20,000.

Um, before all of this, 31% of our business came from reinsurance. We had a $500 million reinsurance business, which is…you may not do reinsurance, but what’s really good about that is a couple of things. We place a lot of single…large single risk, which should be followed up with facultative insurance. We should get paid for that. Somebody else is doing it and I think we can make a lot of money in the fact business, if we coordinate our reinsurance effort with our retail effort. We’re making big single risk papers, especially in property, and nothing behind it. Somebody else is getting that business. And so, whatever we’re doing, in the large single risk, we can make more money, if we follow it up in fact. If we coordinate our effort. This goes back to coordination and integration. Very important.

But all of our specialsims—aerospace and marine and all that stuff—is…is, uh, 30% of our business. That’s in London. Really good at…we’ve probably got the best operation in London. Other people tell me that. [UI Phrase: voice muffled] are a little bit discombobulated. North American, 30%, and I’ll talk about all the practices. Then our international branch is 39%.

So, you see, that’s that 70% come from outside the United States and the 30 inside the United States. These are some of the things that we do pretty well. Uh, and when you add the things that you do well, it’s really terrific.

Willis [sounds like: Reed], 50% of our business. Personal lines, um, I’m a big believer in personal lines business, uh, because I think you can couple a lot of that with the benefits business. ‘Cause once you get inside a company—how many of you do benefits in here?

Once…once you get in the companies, right…? ‘Cause I think what’s happening next is the voluntary benefit gig. When my father, you know, used to say to me, I want…I’m safe because the government’s going to take care of me. And then he told me his company was going to take of me. And now the company’s going to try to get the people to take care of themselves. That’s what voluntary benefits are about. I think once you get inside the companies and teach people what kind of a range of benefits they can have, it goes well beyond just insurance—asset management, lending, all that kind of stuff. So, I think now our personal lines business goes from twenty, you know, million to 70 million. It’s probably, uh, as large as anybody. So, that’s terrific stuff. And you’ll see some of the things for high net worth people that, um, you can also, uh, also do.

And then you see the employee benefits at 10%. Total revenue, 2.5 billion. Eight years ago it was 1.4 billion. There was no major acquisitions in the meantime. Most of that’s been organic growth. That’s, uh, it’s been selling, um, more insurance.

Um, if you look at the last 21 quarters, which I’m really proud of, and you look at all the public companies that reported revenue growth, we have been the highest revenue growth 20 out of the last 21 quarters.

This is, uh, Willis, plus HRH, equals value gap. Let me just do value gap, what I think that is. I used to give lectures on value, value. Value is a very, uh, difficult thing to describe. Uh, it’s something that you can’t touch and you can’t feel. It’s just there. So, uh, you have a client called the Gap—and one day I was in San Francisco and it always bugged me that I couldn’t really describe what value was until it dawned on me and I saw the Gap—that value is the difference between what a client can do for themselves and what you can do. If there is no gap between those two things, there is no value. And as a result, you can’t charge. You become a commodity. The more that you can do that they can’t do, the wider the gap. The greater a bill you can charge, the more discernable the value is.

That’s what this is all about, five hundred claims and risk control people—Suzanne was telling me this morning there’s a lot of claims people, right, in the United States. I’m a claims freak. Um, I think it’s what the business is all about. Um, I don’t think it’s a back office function, for those of you who are in claims. I think it’s a front—it’s part of the offense.

It’s as important—you go on a visit to a client, you go on an RFP, you go on a renewal, take the claims person with you and say, this is Joe, this is Harry. They’re going to find your claim. They’re going to get your claim paid. That’s what this is all about. I want you to know them. They’re just like me. They’re as important as I am. And I think that’s cool. Because if I was the client, I’d say, you’re the ones going to get me paid.

We all get involved, by the way. Everybody gets involved. Me, everybody gets involved. There’s nobody in a box. There’s no org charts here. I don’t believe in org charts, because that means people are in their box and don’t do anything else. That’s not what we do. Everybody gets engaged.

They need to understand what we do and, when they understand what we do, they will pay us for what…somebody’s got to break this up. Somebody’s got to break the knot here, this ridiculousness of not paying for what we do and vying on price and…and…and people don’t think we’re different than other people. Somebody’s got to break that paradigm. Somebody has got to show up once and for all and be the Tiffany box.

Solutions? Lots of solutions. MGAs all over the place. Insurance [sounds like: Noodle] is a company we bought a year ago that processes small accounts. Uh, it’s internet-based. There’s a panel of insurers and you can use all…use that for accounts up to 20, $30,000. Very efficient. Uh, saves a lot of money. There’s 2300 brokers that are—excuse me—associated with that…with that thing. And…and very, very good at what they do. And we’re going to use that all over the world. You can use it. Uh, when I bought the company, some wise guy said to me, you going to change the name to Insurance Pasta? I said, come on give me a break.

[Laughter]

This is important. More market presence for deals and claims. See, I think that there has to be a direct relationship between where we place the business and how well our clients are serviced. I don’t think anybody has ever made that distinction. Um, I think we put business wherever there’s local relationships.

I could never understand—and I don’t know the business like you do—but I could never understand why somebody in the field would call me and say, Joe, I can’t get XYZ company to pay my claim. And then I would look at a run to see that we were doing more business with the same company that was giving us a hard time about getting a claim paid. I couldn’t understand that. There was no relationship, ‘cause one didn’t talk to the other.

Two things. I think there should be a relationship between the two. We don’t take continents, but I think we place our…we should place our business contingent upon where our clients are best serviced and we’re going to win. We can get more money if we do this together and we demand that this service is good. See, that’s a paradigm shift. Nobody has ever done that before.

See we got the ability to change the paradigm. We can do that, because we’re big enough, 45 billion’s a lot of cream. That’s a lot of money. But if we do it in a nimble, flexible way, where we’re all talking to each other, we can make more money. Just get everybody in a room—humans, intelligent people—and say, let’s get this right now. If we give up a little bit of ourselves and a lot for the company and see what we can do, we all make more money, we get more clients. Nobody has figured that out yet.

Now, see this quality index? The quality index is linked to the 45 billion. Let me…let me tell you what that is. About two years ago I had this bright idea that anybody that has an index is usually the one who’s considered to be the genius on that subject. Think about it.

So, I said, wouldn’t it be great if we have a quality index where we survey, measure, grade every one of the carriers we do business with on the quality of their service, against the metric that I just mentioned—you know, claims and, um, the ability to pay and policies.

So, we did that two years ago. We went…we surveyed 3,000 approximately of our people around the world and we…we graded everybody. And we went to the carriers and some of them said, that’s ridiculous. You can image which ones said that’s ridiculous.

[Light laughter]

You know which ones I’m talking about, right? Uh, they were last on the survey. Another one said, this is good, you know, it can help us out a lot.

But the point is—and we told them, we’re going to tell our clients where you rate. So, now the clients can see where we rate them in terms of service. We can use the quality index as it relates to where we placed the business. And at the end of the day, demand more service for our clients and be the one in the…one broker who’s figured out that that’s what it’s about. And, by the way, if we place this on a coordinated basis, we can get paid more.

Uh, down here Willis on line—how many of you get calls all day long? Client service manager is in a room—get calls all day long from clients, you know, where’s this? Where’s that? Right? All day. Uh, and you got to do it, because that’s what clients want, but a lot of it’s mundane stuff. But you still do it.

Willis on line is the ability of a client to plug into our system and get that information for themselves. And we found out that a lot of that, because they can do that, they’re wed to the company, because they can get that on line, a lot of that stuff on line.

The quality index…talked about Willis Re-analytics is all the analytics that are necessary is Willis Re modeling for cats, predictability of losses. All of that stuff is available to you, um, just like it is to Willis Re. So, for large accounts especially, it’s really…it’s really good stuff. It’s terrific, terrific stuff.

The Willis Research Network, we have all over the world at universities all over the world, we have funded endowments so that professors who are prominent in meteorology, engineering—and go on and on and on—are available to our clients to give them advice on any number of subjects. Uh, chemical engineering, engineering—it’s just unbelievable. And these people, you can plug into the clients.

These are all of the things that, uh, we, uh, uh, we have to get together. I mean, you can’t…there’s…you…client advocacy is nothing more than understanding what the client need is and then learning in the company where to go to fulfill that need. That’s what that is. That’s all that is. That’s what you do.

Um, there’s a lot of good stuff here. Kidnap and ransom, uh, is a really big business for us. Un, trust me, there’s a lot of companies that do business in places that are not so nice. Just some great stuff here that I’ll go over, just have a little bit of fun.

Just so you know, we were the broker for the lunar roving vehicle, the moon buggy, um, a long time ago. We have a big aviation business. Uh, the first 747 that ever flew was Singapore Airlines, um, which is cool. We were…we have 35% of the world’s airlines, uh, are our clients. We’re very big in the aviation and aerospace business.

[Sounds like: Asia Stat] is a…was China’s first commercial launch. We do about, a majority of the, uh, aerospace satellite launch business, um, around the world. I can’t get a deal, um, on my satellite, but, you know, I could try for you.

Blood stock is, uh, horses. We insured all the horses in the Belmont Stakes, uh, last Saturday, which is, uh, really cool.

We did Yankee Stadium, Manchester United, New York Mets.

Willis is the gaming broker for Steve Wynn’s casinos, um, and his personal lines business. We do a bulk of the lines in Vegas and Macau. Macau has become the Las Vegas of Asia. It’s really…really unbelievable.

We were the insurance brokers for the Titanic. We weren’t the iceberg.

[Laughter]

We were the ins brokers.

By the way, we have, uh—I didn’t go through all the countries with you, but in China, we have 21 branches in China. And, uh, a lot of the manufacturing plants that make the things that we wear everyday come from those places. So, it’s not only cool, but it’s also commercial, uh, because a lot of your clients, uh, depend upon that stuff.

You were…you are the executive risk broker for GE. HRH is the insurance broker for Williams-Sonoma, the Gap.

Ugly Betty’s teeth I thought was an interesting statistic.

[Light laughter]

Uh, I’m not sure I know Ugly Betty, uh, nor am I familiar with her teeth. But, to the extent that, uh—there it is.

The Big Dig in Boston, that’s a big deal.

NBA Arena Football leagues.

Sandra Bullock’s wedding against inclement weather, very important for her…

[Laughter]

…and for her family. And you have seven brokers.

You see, I put that there, because somebody’s doing business. Between the both of us, people are doing business. And if we can just get all this stuff together, man, it’s just really, really cool.

I want to introduce Don Bailey, who is the Chairman and CEO of Willis North America. Uh, done a great job for us. Been in the insurance business all his life. Uh, uh, I’ve…I’ve given him that job and he will be the new Chairman and CEO of, uh, Willis HRH in North America. He has wonderful credentials, great claim to fame. But, the most important of which is his mother is Italian. Don…

[Laughter and applause]

D. Bailey:	…uh, technical background to the extent that I had one, was D&O. Spent a lot of time in that business. From a geographic standpoint, I’ve lived in—from Pittsburgh originally—so, Pittsburgh about 25 years. So, I lived in Pittsburgh, Harrisburg, Pennsylvania, Philadelphia, Denver, Chicago and now New York.

Um, by way of companies on the brokerage side, I’ve been at Marsh, I’ve been at Aeon, I’ve been at Willis. So, it’s important that this work, because I got nowhere else to go.

[Laughter]

So, I’m not interested in…in going back to the carrier side.

So, I’ve covered some good territory. I’ve done some different things, beyond just P&O. I’ve been a cold-calling producer. I’ve run practices. I’ve run offices. I’ve been at Willis now five years. Started 3/3/03. So, it’s been a great run.

What I want to do here was a couple of things, to give you some sense of our excitement about what’s playing out here. This map here. I’ll get to where the dots are in a second. But, look at the numbers. Seventy offices from a Willis standpoint, 140 from and HRH perspective—210 offices, 210 offices.

So, if you’re in to the theory of locality, this is exciting. The theory is as follows. Clients, all things being the same, will buy local. If they have two folks that are coming in that have equal intensity of skills, resources, they’ll buy local. They’ll buy whoever is closest to them.

So, with this map, with this footprint, nobody is going to out-local us. Nobody. We have got the broadest geographic footprint in the entire industry now. Very exciting.

Back that up, as Joe talked about, with the Glocal thing, bring in all those resources—not just from a North American perspective, but from a global perspective—to the table and it gets very, very exciting.

So you talk about where the dots are on the map. The dots are in great places. If you look at California and the aggregation of dots there. Where we have offices—Texas, Florida, the Southeast, the Northeast, up in the Midwest, Chicago—it’s very, very exciting. They’re in all the right places.

You can look at some of our competitors who have a lot of offices, but you’re not going to get the kind of density in the key trading areas that you have with this matchup. So, it’s very exciting in terms of the transaction.

Let me give you a sense of exactly what is near those dots. We talk about all the time—Joe challenges us, you know, to dream. So, the conversation everybody who runs a business unit gets very quickly, is how do you double your business? Talk to me about how you double your business. Forget about boundaries, forget about the box—[sounds like: Jennifer] as we talked about. There are no boxes. You just heard Joe say the same thing. How do you do it? Think outside the box. Be creative about how you can double the size of your business.

In California now, we’ve got 125 million in revenue together. Willis is the [sounds like: LLH, or H] is the orange. Ohio, we’ve got 50 million. Illinois, we’ve got 102 million. We by virtue of this transaction are the largest broker in Chicago. We’re the largest broker in Chicago. I spent ten years at Aeon. They’re right across the street from where we were yesterday. That feels good. It feels very good. Very embarrassing for them. So, we’re excited about the density we get in Chicago.

Pennsylvania, 73. Jersey, as a market, is every bit as big as New York in terms of the opportunity. So, we’re very excited about this combination, because we have long been trying to figure out how we got 200 million plus. We’re now very close to being able to get that at $90 million.

Maryland, 60. New York, where you are here, some incredible density in a major city in terms of opportunity—112 million plus. Boston area, 50 million. Texas, 72 million. Florida, 70 million. Great statistics.

When we look at this—and this is Joe’s favorite slide that I put together on—after some great crab cakes at the Sheraton hotel in Nashville the other night. So I apologize of the aesthetics, but it was…was my best shot.

[Light Laughter]

The statistic that I’ve talked about all the time, from a Willis standpoint—pre-transaction—was that, if you looked at the top 20-ish markets that are out there in terms of trading opportunity, we were only top three in market share in five of those. That was it. Wasn’t all that impressive. We were looking for something, this type of combination, to actually get us to a better place.

Are we top three? New York, yes. Chicago, number one. Jersey, clearly. LA, yes. Phoenix, huge number one—we own the market there. Boston, yes. Philadelphia, yes—number one in that market now. San Francisco, not quite top three, but certainly top five and that’s very exciting. Baltimore and DC. Milwaukee, we own Milwaukee—huge broker in Milwaukee. Denver, certainly. Alabama, the number one broker. Minneapolis, the number one broker. Atlanta, top three. These are huge, huge trading areas.

This is a transformational combination. There’s nothing incremental about this stuff. It gets us in all the right places. And places where, if you look at our market share, it’s still not 30 or 40% market share. That’s part of the great story here. We go to top three in some of these. Number one in some markets, with still a huge opportunity to double the businesses in those markets. So, there’s a lot to get very, very excited about.

This is a map, uh, stating the obvious. My friend, Mike, and I spent a ridiculous amount of time in conference rooms to get together, going over data, going over maps. I…I joke that last Sunday I had a dinner without Mike and I felt like I was cheating on him.

[Light Laughter]

We’ve since remedied that over the last X number of days. [Laughs] So, we sat in a room pouring through a lot of data, just trying to figure out what this thing looks like. The theme of all of this, being clear, best of both worlds, combination, merger. So, this map is not familiar to anybody from Willis. This map is not familiar to any of you in the room. This is just an early attempt by Mike and myself to sit there and say, how would we organize this new company to take advantage of the density, the sources, the people and all of that?

We’ll get there. This will probably evolve. But it’s exciting for us to look at all these different regions—ten regions, including Canada now—and how we would organize all of that. So, stay tuned on all of that piece.

If you want to get a sense of the revenue and how it breaks out, you can see Willis, top left. From a North American standpoint only, pre-transaction, on how the revenue splits. HRH, you business, pre-transaction, how the revenue splits. You can see what we look like together. 72% P&C.

Twenty percent employee benefits on a 1.5 million base of…billion dollar base of business. That’s very exciting. Bunch of people raised their hands when Joe asked how many benefits people in the room. We love the benefits business. Absolutely love the benefits business. We’ve had a stated plan for many, many years to build a billion dollar employee benefits business. So, we’re very excited about it. There’s 200 million of that at HRH. There’s another 140 million of it at Willis. 350 million of it combines. You’ve got people like Peter [sounds like: Grunberg] and Mike [sounds like: Barden] from a Willis standpoint that are having a lot of conversations right now, sharing a lot of information. These two organizations from an EB standpoint, working together, are going to be very powerful in this marketplace. Huge area of excitement.

Joe talked about the personal lines business.

Looking at it from a global, uh, picture. Again, Willis globally, uh, before HRH, globally before and where this brings us out globally afterwards, which is 13% of our $3.4 billion in revenues. That would be in the employee benefits space. Add the Gras Avoir numbers in Joe talked about and you’re starting to sneak up on seven, $750 million in global employee benefits business. Very exciting.

And we’ve got them all over the world. Joe was talking about China. We’ve got a great, growing employee benefits business in China right now. So, it adds a nice little dimension when we work together on all of this stuff.

Before I turn it back to Joe to talk about where we stand relative to competitors, just give you, uh, maybe three different, uh, data points in terms of how this thing needs to work from…from my perspective. Uh, a couple of things.

I will tell you that last—I can’t even remember how long it is now—week and a half, two weeks, uh, that we’ve spent together—Joe, Mike, Mel and myself—has been a lot of intense time. And Joe talked about the numbers need to work in terms of how all this combination comes together, but more importantly, the chemical piece of this thing’s got to work. The people have to actually connect with each other, otherwise it doesn’t work.

And so, one of the wishes I certainly have for how this transaction plays out is that it takes on the dynamics, it takes on the relationship that Mike [sounds like: Crowley] and I have developed over the last week or two. We’ve been able to very closely come together, look at all the data, forget about who’s coming from what world, who’s got what uniform on. It just…it doesn’t matter. It’s irrelevant in the scheme of things. And just really think about what is the best for this company. So, if we can get, as a company, to where Mike and I are on a personal level, we’re going to be in great, great shape. So, I’m very excited about that.

Two other pieces. Um, I will mention to you that, uh, I sat beside at dinner last night, Jennifer, and one of the things I’m looking for always in people—Joe talked about advocacy—uh, you’ve got a great advocate here in Jennifer. It’s just somebody who knows the business very well, but is an intense advocate for her people. She spoke very expertly and very glowingly about the skill sets that are in this room and the pride she has about being a part of the HRH family. So, that was very much appreciated and very helpful for me on a personal level.

The last point that I’ll bring out is that I also sat beside Steve [sounds like: Lewis]. Who knows Steve? Okay. Good. Uh, great guy. Uh, was very impressed with Steve Lewis. Some of the M&A private equity employee benefits stuff that’s going on. And try to pride myself on being a good listener. And I listened to him a lot about the model that’s been set up, uh, how the consulting piece works, how the compensation works. And we had a very nice conversation about the flexibility that we, Willis, would bring to the table in terms of making sure that we embrace stuff that’s working well. And maybe we should be, at Willis, doing the same type of thing that you guys have built in that regard.

We also talked about, at the end—and I passed this story along to Joe last night—Steve said, you know, it’s got to be tough for you guys, after this transaction, to, you know, how do you manage a $3.5 billion company? And worry about a book of business that’s $7 or 8 million? And I turned and I stopped and I said, Steve, you’re missing it. You’re missing it. The only way you can effectively run a $3.5 billion business is to be intensely focused on $7 or $8 million business, $1 million businesses, $2 million businesses. You can’t do it otherwise. Just doesn’t work. If all you do is sit there and stare at $3.5 billion and think about this stuff at 30,000 feet, you will fail. So, I want to make sure—and Steve and I talked—he said, tell people that story tomorrow. So, I’m thrilled we’re videotaping this. I can give it to Steve and he can see that I definitively did tell you that…

[Laughter]

…we care about how you do business. We care about the 1 million, the 2 million and the $7 million books of business. It is what we’re paying $2 billion for and what we very much want to be a part of.

So, I’m very excited about the future. This combination is one that’s going to be world class. I think the competition is processing it all right now, but very quickly, they’re going to be terrified about what all this brings to the marketplace. Thank you.

[Applause]

J. Plumeri:	I just put this up here. It doesn’t, uh, really mean anything. I don’t think size really matters, frankly. Uh, but it does give you the sense of the local presence, uh, that we have. Where we were before the transaction in the U.S., where we are after the transaction, where we were globally before the transaction and where we are afterwards.

Um, you figure at the end of 2010, if you take natural appreciation, um, growth in our revenue and then throw that Gras Avoir piece in, that number will probably be 4.5 billion, which is kind of, uh, interesting. Again, not because of the number, but because of what I said earlier about the impact it has locally, the impact it has on carriers and the ability to be able to do business all over the world in a global world. The world is global. It is not about, uh, just the United States anymore or any locale; it’s about global. And if you’re not global, uh, it’s going to be very difficult to grow.

Uh, I did this next slide, um, because, um, I’m a big proponent of change. People don’t like it, but there’s nothing that occurs without it.

I can tell you a lot of them did not. Take a look. You see some names in there you’re familiar with? They’re dead. They’re all dead. Because Alexander and Alexander, I know, Fred, you were talking about that. That was gone. Sedgwick, Johnson and Higgins, Frank B. Hall, [sounds like: Mannet]. [Sounds like: Jardines] is still around, but barely. Um, and Heaths is gone, uh, in its present form.

So, if you don’t…this business has had, um, an experience in the history of not liking to change. It’s a very legacy-driven business. Of the financial services that I’ve been in, it is probably the most antiquated. It’s still a business where people walk across the street with placing slips under their arms and take it to Lloyd’s. Um, it’s 2008, man! Come on. You know, there’s technology.

By the way, the pain and the discipline that you have of undergoing change to eventually get better is not something that a lot of people like. Um, any time you get better at anything means you’ve got to adjust and make you uncomfortable.

Um, I’m a decent golfer, good enough to get by, but if I wanted to get better, I’d have to go through the discomfort of changing my grip and doing a lot of things I didn’t like to do. Um, I always look at life, uh, in its most simplistic form. You gotta choose between the pain of discipline or the pain of regret—

one or the other. Um, lots of times I’ve regretted things, because I didn’t do the things that I should’ve and I think that when you look at this, it tells us that we have a great responsibility to each other, you know, to make…to make this work.

Um, the leadership going forward is, uh, Don Bailey, Chairman and CEO, um, of Willis HRH.

Mike Crowley—uh, by the way, I want to, um, recognize Mike, because Mike and I have only known each other for a couple of weeks. All of the things that I have talked about here, any one of these people could give the same presentation, uh, and not feel uncomfortable, uh, giving it. Mike’s going to be responsible for, um, you know, our retail business, reporting to Don. I couldn’t be more proud to be in business with him. I want to congratulate him. Currently he’s the President and COO of HRH. He will be the President of Willis HRH. And I think we’re going to do great things. Mike Crowley, please.

[Applause]

Mel…Mel [sounds like: Vaughn] is, uh, going to hang around with me in Willis Group Holdings. He’s going to be, uh…the Office of the Chairman. Mel will be Vice Chairman of the group, will help in the combination and the integration of what’s going to go on.

[Sounds like: Vic Crowsey], who is with Willis, will be Chief Operating Officer. Derrick [sounds like: Smyth], Chief Financial Officer. And Joe [sounds like: Gunn], Chief Growth Officer.

Growth is a big deal. We talk about growth all the time. Um, you’ll hear a lot more about him.

I…I just want to do this quickly, uh, because of time. I want to answer your questions. The first phase of Willis was chapter one. We had to make money. The company didn’t make any money when I got here. Um, and we gave everybody…you know, we had to be disciplined. We had to do what we had to do. Everybody wears a little Willis pin. Now we’ll have Willis HRH pins. And it’s a flag. And the whole idea was one flag—you talk about one company—where one flag, so that I could get people to understand that I don’t like silos and everybody’s got to be working together.

The pins became so famous that, you know, a lot of traffic between London and New York, uh, ‘cause you’ve got a lot of people in London. And so you go through customs and, you know, when a customs officer says, uh, you know, are you here on business or pleasure? And a guy says business. He says, what business are you in? He says, insurance. And he says, what company are you with? He says, Willis. And a customs agent says to him, no, you’re not. You don’t have your pin on.

[Laughter]

I loved that.

So…so that was chapter one. We got everything straightened out and our margins went over 30% and all that stuff. And then, uh…and our stock did very, very well. We…we brought the company public…KKR bought the company at three. We went public at 13.5. And you know the rest of the story.

And then, chapter two was Spitzer and we did pretty well there in terms of, uh, integrity and everything else. And then we decided we needed to now have a new plan, chapter three, or shaping our future.

Basically, what this is all about…and we brought…we…we basically put the thing into categories or pillars. These are pillars. And said, what do we have to have to really be good at this business and take it to the next level? Well, you’ve got to know who your clients are. Clients have to be profitable. You’ve got to know what kinds of solutions you need to have to be able to make these clients happy and be able to grow them. So, we need to figure what that is.

We need to be able to deliver a platform that allows us to deliver the solutions to the target clients that we have and, after we do all of that, we better manage our money, uh, properly or we’re not going to have a business that grows.

Those are all the pillars. Um, you can see—I could do three hours on this one—but these are all the clients we’ve talked…global corporate is large global corporate accounts, or large accounts. Corporate’s middle market. Commercial is small. Private client. Employee benefits. Willis Re.

Profitability is to make sure we charge enough. It’s interesting that, when we did a survey of our clients, we found that a lot of them were either unprofitable or really yielding very small margin, because we didn’t charge ‘em enough and because, you know it happens in this business, because of a lack of differentiation, you…you’re worried more about price and you’re undercutting to get business and it…it’s just a killer. So, we’ve done a lot of work on that.

We pay a lot of attention to retention. We’re both at about 91, 92%. If you take another two or three…I think you should be at 95. Um, I think it’s appalling to lose an account. If anything bothers me, it’s the losing account. We were good enough to get the thing and we’ve got to do something really bad to screw it up. But if you increased our…take 1.5 billion, 6 billion of business, um, and you added another 2%, uh, you know, to that, you…you can understand, you know, real quickly how much more you can bring to the bottom line.

Client advocacy we talked about. I’ll talk about branding in a second. We have 900 people in Mumbai, India. They work 24 hours a day. The North American payroll, you know, is not processed out of there, but calculated out of there. I mean, we do a lot of things.

Again, where I said earlier, the world is about increased value at less cost. And that’s the way companies grow and stocks go up.

I’m not going to go through all of these things, but when I got here there was no dividend. We now pay a very strong dividend, over a dollar. Our credit ratings are great, as I talked about earlier. The pension fund is important and I talked about that as well.

So, that’s all of our shaping our future. There are a lot of tributaries to all of this. There’s lots of things that go on underneath all of this. But I just wanted to give you a flavor.

We ask clients, uh, when we were rebranding ourself in shaping our future in chapter three, what do clients want? They want a change agent. They want somebody that…to finally break this, uh, this thing that I call the legacy of the insurance industry. They really want that. They think it’s antiquated and somebody’s got to do it. Uh, they want somebody to challenge the status quo. They see the old ways as not being good enough. All the things we’re talking about, which is the reason why this is so great. They want people to work together and they want, when they get the company, they want you, they want the company and they want all of the resources of the company delivered all at once. That makes them feel good about doing business with us. They want great solutions. We talked about that in the pillar and all the things this place offers. They want progressiveness. And they want somebody committed to changing the industry. They really want a challenger.

So, what does success look like? One vision. One culture. One flag. Integrated. Best talent in the industry. I can argue that with anybody.

Great career opportunities. When you have a growing company, then it’s important for everybody to understand that, if you have a growing company, then you get fulfilled professionally, because you can grow and you have a sense of understanding of where your life is going, rather than the same old stuff all the time. That’s really important for everybody in the business.

Great value proposition. Just unbelievable. And become the broker the clients dream of. I mean, you want…you want to have people say, you know, when they hear Willis HRH, they want to say, jeez, that’s good.

I…remember I told you about the Tiffany box earlier? Right? When you see that little sucker, that…that…

that pale blue thing that they have, I mean, whether it’s a big one or a little one, you see it a mile and a half away. You know it’s a Tiffany box. Right? You know. And at Christmas they put a red ribbon on it, rather than a white one. And they’ve got little ones, they’ve got big ones. But when you see it, you know that’s a Tiffany box. And no matter what’s inside, that’s good.

[Light Laughter]

Ahh. Somebody gives you a gift, you get one. That’s good. What you want to have is the same feeling when they mention or name. That’s good. That’s really good. And that’s what we have an opportunity to be able to do.

So, it’s the best of both worlds. Uh, this is our new logo. We went through great expense…

[Laughter]

…to, uh…uh…we had the branding…there are no committees, by the way, at Willis. You got to understand that. There’s no boxes. There’s no committees. You’re looking at the committee. But we did…we had a committee, a branding committee, met. The four of us met and, uh…um…

[Laughter]

…uh, we decided that it might be a good idea to put the Willis name up there, the HRH name up there, the way it is right now. And put them together and, voila! Took thirty seconds and then we had a drink.

[Laughter and applause]

Hey, you know some things just fit, you know? Um, I put these things up here. I anticipate questions. Um, and I thought I’d put them up here, uh, just to, you know, start the conversation off. Everybody’s concerned and appropriately so about what’s going to happen in my conference. I’m not changing anything.

I just want to make sure everybody understands something. We did not spend $2 billion to make your life miserable. I’m going to say that very seriously. This wasn’t like I’m sitting around one night. Let me see. Let’s go find $2 billion and really make people’s lives miserable. Um, that’s not what I’m doing here. This is to spend $2 billion to make it worth twenty. In this business, there are people in it. I’m not buying a factory. I’m not buying glass.

This is, uh, Suzanne remembered me saying, you go up and down in an elevator. Has anybody ever bought a house? Yeah? When you bought a house, I bet you the first thing you did after you left the lawyer’s office is you went to the house and it was there. Didn’t move.

[Laughter].

Am I right? It didn’t move. In this case, I buy a company, I could go to it and nobody could be there, if I do something to mess it up. I’m not going to do anything to mess it up. I just want you to understand in a very direct, forward way, this is about all of us doing something great. It’s not about me destroying it. Okay?

Do we have to make changes to blend the company together? Absolutely. But the trick is to do it in a way that is as smooth and as seamless and as comfortable as you possibly could be.

Will there be a little discomfort? Yeah. There will be a little bit of discomfort. But, I’ll try to do it in such a way where I understand that we’re all people. The compensation, I appreciate, is different. I’m not going to change it. Uh, you know, we’re going to worry about that later on. I want everybody to get comfortable. I want everybody to feel that we got something great.

And when the time comes, uh, 2010, whatever it is, we’ll worry about it then. Uh, when everybody’s comfortable and gets a sense that, uh, there’s a lot of money to be made here, so no compensation is going to be…is going to be changed.

You have a London operation which I think could be integrated very well and we can do a lot of things together. We’re working on that now. You’ll soon see an integration plan. There’s a lot of things that…that need to be integrated in terms of our…both companies, whether it’s accounting, general ledger. I mean, it goes on and on and on.

The systems that I talked about, um, obviously we want to get to a point where everybody’s on the same, uh, system.

Uh, and real estate, uh, we got a lot of real estate all over the place.

So, those are the things that we usually get asked, so I thought I’d put that, uh, put that slide up there. And obviously I’ll be glad to answer any questions, you know, that you have.

[Sighs]

[Light Laughter]

UM:	HRH has grown historically by acquisition and earlier in the year, I know, Mike, when you came out, you were talking about…about continuing that growth strategy. Does this change that significantly in terms of, you know, now that we have the best of both worlds? Or is there still intention to grow in regions that we don’t have a presence combined?

J. Plumeri:	There isn’t any place that we don’t have a presence. You saw, uh, Don’s slide. I think that the full, uh, absorption and making this company the right company that it should be will take a while. And I think to be distracted from that at this time, if there’s a little something or whatever that there’s no…is not distracting, that…it might make sense. But there’s a lot on our plate here.

And I, you know, the first thing you want to do in business is keep what you’ve got. And then get more from what you’ve got. And then get new ones. In that order. I’d like to keep what I’ve got. I’d like to get more from what I got. And I’m not going to worry about new ones now. Right? ‘Cause I think this is cool.

Anybody else?

[Music rising/continuing under dialogue]

Obviously you can tell all of our excitement, uh, hey, this is cool. This is…this is a great…this is…I’ve done a lot of combinations in my past life. This one fits, uh, better than any one I’ve ever…I’ve ever done. I can tell you. as we travel around the country. the reception that I’ve gotten from HRH people has been really nice. I appreciate what Don and I have felt when we…we’ve seen all of you. And hopefully Mel and Mike has felt the same way. This is…this is really good.

Um, trust us. Um, we want to do something great. That’s what this is about. Somebody asked me last night, why do you still do this? Um, I’ll be 65 in July. I got a lot of energy. Um, and they say why are you still doing it? I want to do something great. Um, I want to do something special, in an industry that nothing special has ever happened. And I want to look back at all of that and I want us to look back and say we lived our life and we did something great and we did something special. And I want to do that with you.

God bless you and thank you.

[Applause]

UM2:	For all the HRH folks out there, remember nothing good ever happened in your life without change.

[Music/applause]

[End of Recording]

Forward Looking Statements

This communication may contain forward-looking information regarding Willis Group Holdings Limited (“Willis”) and Hilb Rogal & Hobbs (“HRH”) and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’ directors and executive officers is available in HRH’ proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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